As filed with the Securities and Exchange Commission on November 19, 2007
Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
BRIGHTPOINT, INC.
(Exact name of registrant as specified in its charter)

Indiana (State or other jurisdiction of incorporation or organization)	35-1778566 (I.R.S. employer identification no.)
2601 Metropolis Parkway, Suite 210
Plainfield, IN 46268
Telephone: (317) 707-2355
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Robert Laikin, Chief Executive Officer
Brightpoint, Inc.
2601 Metropolis Parkway, Suite 210
Plainfield, IN 46268
Telephone: (317) 707-2355
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert J. Mittman, Esq.
Richard DiStefano, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, NY 10174
Telephone: (212) 885-5555
Facsimile: (212) 885-5001

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I. D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of securities	Amount to be	offering price	aggregate offering	Amount of
to be registered	registered	per share	price	registration fee
Common Stock, par value $.01 per share(1)	120,000 (2)(3)	$17.63(4)	$2,115,600(4)	$64.95

(1)	Includes purchase rights to purchase shares of the registrant’s Series A Preferred Stock. Prior to the occurrence of certain events, the preferred stock purchase rights will not be evidenced separately from the common stock.

(2)	All of the shares of common stock being registered hereby are being offered for the account of a selling shareholder who acquired such shares in a private transaction. Except as set forth in the footnotes below, no other shares of the registrant’s common stock are being registered pursuant to this registration statement.

(3)	Pursuant to Rule 416 of the Securities Act of 1933, there are also being registered such additional shares as may be offered or issued to the selling shareholder to prevent dilution resulting from stock dividends, stock splits or similar transactions.

(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based on the average high and low prices of the registrant’s common stock as reported on the Nasdaq Global Select Market on November 15, 2007.

PROSPECTUS
BRIGHTPOINT, INC.
120,000 shares of common stock
     Up to 120,000 shares of our common stock may be offered and sold by the selling shareholder identified on page 15 of this prospectus from time to time through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the “Plan of Distribution.” We will not receive any proceeds from sales of the shares of our common stock by the selling shareholder.
     Our common stock is listed on the Nasdaq Global Select Market under the symbol “CELL” On November 15, 2007, the last sale price of our common stock as reported by Nasdaq was $17.45 per share. You should obtain current information as to the market price of our common stock before you invest.
     Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 19, 2007

i

ABOUT THIS PROSPECTUS
     Unless the context requires otherwise, reference in this prospectus to “we,” “us,” “our,” “Brightpoint” or “the company” refers to Brightpoint, Inc. and its consolidated subsidiaries, and the term “you” refers to a prospective investor.
     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. By using a shelf registration statement, the selling shareholder identified in this prospectus in the section entitled “Selling Shareholder” may offer and resell from time to time in one or more offerings, the shares of common stock covered by the shelf registration statement. We will not receive any proceeds from the resale by the selling shareholder of the shares of common stock covered by the shelf registration statement.
     You should read carefully both this prospectus, including the information incorporated by reference herein as set forth herein under the heading “Incorporation of Certain Documents by Reference,” and the applicable prospectus supplement, before making an investment decision.
     The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the common stock offered under this prospectus. That registration statement can be read at the SEC web site (www.sec.gov) or at the SEC offices mentioned herein under the heading “Where You Can Find More Information.”
     The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell nor is it a solicitation of an offer to buy any security in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus or incorporated by reference herein is correct as of any time subsequent to its date. Our business, financial condition, results of operations and prospects may have changed since that date.

OUR COMPANY
     We are a global leader in the distribution of wireless devices and accessories and provision of customized logistic services to the wireless industry. In 2006, we handled 53.5 million wireless devices globally, and, during the nine months ended September 30, 2007, we handled approximately 56 million wireless devices globally. Our effective and efficient platform allows our customers to benefit from quickly deployed, flexible and cost effective solutions. Our innovative services include distribution, channel development, fulfillment, product customization, call center and activation services, eBusiness solutions and other outsourced services that integrate seamlessly with our customers. As of September 30, 2007, we had approximately 3,300 employees in 25 countries. We had revenue for the year ended December 31, 2006 and the nine months ended September 30, 2007 of approximately $2.4 billion and $2.7 billion, respectively, and net income of approximately $35.6 million and $32.5 million, respectively.
RECENT ACQUISITION OF DANGAARD TELECOM A/S
     On July 31, 2007, we acquired all of the capital stock of Dangaard Telecom A/S, a Danish company and Europe’s largest distributor of mobile phones, smartphones and accessories for mobile phones, from its sole shareholder, Dangaard Holding A/S, another Danish company. As a result, Dangaard Telecom has become our wholly-owned subsidiary, and results of operations for Dangaard Telecom are included in our consolidated results of operations beginning as of August 1, 2007.
     In consideration for the capital stock of Dangaard Telecom, we paid Dangaard Holding $100,000 in cash and issued it 30,000,000 shares of our common stock. In addition, by acquiring all of the capital stock of Dangaard Telecom, we also acquired all of its assets and assumed all of its liabilities as of the closing of the acquisition.
     At the time of the acquisition, Dangaard Telecom had approximately $348.7 million in outstanding indebtedness. In connection with our acquisition of Dangaard Telecom, we entered into an amendment to our existing credit agreement to increase our borrowing capacity thereunder by $310 million, to $550 million, and used proceeds from this amended facility to refinance $284.6 million of the obligations we assumed under Dangaard Telecom’s existing credit facilities.
RISK FACTORS
     You should consider carefully the following risks, together with all the other information contained in, or incorporated by reference into, this prospectus, including our historical consolidated financial statements and related notes and pro forma financial information, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, operating results and future growth prospects could be harmed. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business or financial condition in the future. Some of these factors are beyond our control and future trends are difficult to predict. Any adverse effect on our business, financial condition or operating results could result in a decline in the trading price of our common stock and your loss of all or part of your investment. The following risk factors are not to be considered a definitive list of all risks associated with our operations and should be read in conjunction with the risks and uncertainties contained in our other filings with and submissions to the SEC.

General risks related to our operations
     We have significant future payment obligations with respect to purchases of wireless devices, including significant purchases of wireless devices as part of an expanded global relationship with a major original equipment manufacturer. There can be no assurance that we will be able to sell these devices before payment is due or at prices above our cost. Our inability to do either could harm our results of operations and future liquidity.
     The loss or reduction in orders from principal customers or a reduction in the prices we are able to charge these customers could cause our revenues to decline and impair our cash flows. During the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005 and 2004, Generation Next Group accounted for approximately 12%, 13%, 12% and 12% of our total revenue and 33%, 33%, 26% and 23% of our Asia-Pacific division’s revenue. At September 30, 2007 and December 31, 2006 and 2005, there were no amounts owed to us from Generation Next Group. Many of our customers in the markets we serve have experienced severe price competition and, for this and other reasons, may seek to obtain products or services from us at lower prices than we have been able to provide these customers in the past. The loss of any of our principal customers, a reduction in the amount of product or services our principal customers order from us or our inability to maintain current terms, including price, with these or other customers could cause our revenues to decline and impair our cash flows. Although we have entered into contracts with certain of our largest logistic services customers, we previously have experienced losses of certain of these customers through expiration or cancellation of our contracts with them, and there can be no assurance that any of our customers will continue to purchase products or services from us or that their purchases will be at the same or greater levels than in prior periods.
     Our business could be harmed by consolidation of mobile operators. The past several years have witnessed a consolidation within the mobile operator community, and this trend is expected to continue. This trend could result in a reduction or elimination of promotional activities by the remaining mobile operators as they seek to reduce their expenditures, which could, in turn, result in decreased demand for our products or services. Moreover, consolidation of mobile operators reduces the number of potential contracts available to us and other providers of logistic services. We could also lose business if mobile operators that are our customers are acquired by other mobile operators that are not our customers.
     We buy a significant amount of our products from a limited number of suppliers, and they may not provide us with competitive products at reasonable prices when we need them in the future. We purchase wireless devices and accessories that we sell from wireless communications equipment manufacturers, distributors and network operators. We depend on these suppliers to provide us with adequate inventories of currently popular brand name products on a timely basis and on favorable pricing and other terms. Our agreements with our suppliers are generally non-exclusive, require us to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions, as is common in our industry. We generally purchase products pursuant to purchase orders placed from time to time in the ordinary course of business. In the future, our suppliers may not offer us competitive products on favorable terms without delays. From time to time we have been unable to obtain sufficient product supplies from manufacturers in many markets in which we operate. Any future failure or delay by our suppliers in supplying us with products on favorable terms would severely diminish our ability to obtain and deliver products to our customers on a timely and competitive basis. If we lose any of our principal suppliers, or if these suppliers are unable to fulfill our product needs, or if any principal supplier imposes substantial price increases and alternative sources of supply are not readily available, this may result in a loss of customers and cause a decline in our results of operations.

     We have debt facilities that could prevent us from borrowing additional funds, if needed. Our global credit facility is secured by primarily all of our domestic assets and other foreign assets and stock pledges. Our borrowing availability is based primarily on a leverage ratio test, measured as total funded indebtedness over EBITDA adjusted as defined in the credit agreement. Consequently, any significant decrease in adjusted EBITDA could limit our ability to borrow additional funds to adequately finance our operations and expansion strategies. The terms of our global credit facility also include negative covenants that, among other things, may limit our ability to incur additional indebtedness, sell certain assets and make certain payments, including but not limited to, dividends, repurchases of our common stock and other payments outside the normal course of business, as well as prohibiting us from merging or consolidating with another corporation or selling all or substantially all of our assets in the United States or assets of any other named borrower. If we violate any of these loan covenants, default on these obligations or become subject to a change of control, our indebtedness under the credit agreement would become immediately due and payable, and the banks could foreclose on its security.
     We may have difficulty collecting our accounts receivable. We currently offer and intend to offer open account terms to certain of our customers, which may subject us to credit risks, particularly in the event that any receivables represent sales to a limited number of customers or are concentrated in particular geographic markets. The collection of our accounts receivable and our ability to accelerate our collection cycle through the sale of accounts receivable is affected by several factors, including, but not limited to:
•	our credit granting policies,

•	contractual provisions,

•	our customers’ and our overall credit rating as determined by various credit rating agencies,

•	industry and economic conditions,

•	the ability of the customer to provide security, collateral or guarantees relative to credit granted by us,

•	the customer’s and our recent operating results, financial position and cash flows; and

•	our ability to obtain credit insurance on amounts that we are owed.
Adverse changes in any of these factors, certain of which may not be wholly in our control, could create delays in collecting or an inability to collect our accounts receivable which could impair our cash flows and our financial position and cause a reduction in our results of operations.
     Our future operating results will depend on our ability to continue to increase volumes and maintain margins. A large percentage of our total revenues is derived from sales of wireless devices, a part of our business that operates on a high-volume, low-margin basis. Our ability to generate these sales is based upon demand for wireless voice and data products and our having adequate supply of these products. The gross margins that we realize on sales of wireless devices could be reduced due to increased competition or a growing industry emphasis on cost containment. However, a sales mix shift to fee-based logistic services may place negative pressure on our revenue growth while having a positive impact on our gross margins. Therefore, our future profitability will depend on our ability to maintain our margins or to increase our sales to help offset future declines in margins. We may not be able to maintain existing margins for products or services offered by us or increase our sales. Even if our sales rates do increase, the gross margins that we receive from our sales may not be sufficient to make our future operations profitable.
     Our business growth strategy includes acquisitions. We have acquired businesses in the past and plan to continue to do so in the future based on our global business strategy. Prior or future acquisitions may not meet our expectations at the time of purchase, which could adversely affect our operations causing operating losses and subsequent write-downs due to asset impairments.
     Our business depends on the continued tendency of wireless equipment manufacturers and network operators to outsource aspects of their business to us in the future. We provide functions such as distribution, inventory management, fulfillment, customized packaging, prepaid and e-commerce solutions, activation management and other outsourced services for many wireless manufacturers and network operators. Certain wireless equipment manufacturers and network operators have elected, and others may elect, to undertake these services internally. Additionally, our customer service levels, industry consolidation, competition, deregulation, technological changes or other developments could reduce the degree to which members of the global wireless industry rely on outsourced logistic services such as the services we provide. Any significant change in the market for our outsourced services could harm our business. Our outsourced services are generally provided under multi-year renewable contractual arrangements. Service periods under certain of our contractual arrangements are expiring or will expire in the near future. The failure to obtain renewals or otherwise maintain these agreements on terms, including price, consistent with our current terms could cause a reduction in our revenues and cash flows.
     We depend on third parties to manufacture products that we distribute and, accordingly, rely on their quality control procedures. Product manufacturers typically provide limited warranties directly to the end consumer or to us, which we generally pass through to our customers. If a product we distribute for a manufacturer has quality or performance problems, our ability to provide products to our customers could be disrupted, causing a delay and/or reduction in our revenues.
     Our operations could be harmed by fluctuations in regional demand patterns and economic factors. The demand for our products and services has fluctuated and may continue to vary substantially within the regions served by us. We believe that the enhanced functionality of wireless devices and the roll-out of next generation systems has had and will continue to have an effect on overall subscriber growth and handset replacement demand. Economic slow-downs in regions served by us or changes in promotional programs offered by mobile operators may lower consumer demand and create higher levels of inventories in our distribution channels which results in lower than anticipated demand for the products and services that we offer and can decrease our gross and operating margins. A prolonged economic slow-down in the United States or any other region in which we have significant operations could negatively impact our results of operations and financial position.
     Rapid technological changes in the global wireless industry could render our services or the products we handle obsolete or less marketable. The technology relating to wireless voice and data equipment changes rapidly resulting in product obsolescence or short product life cycles. We are required to anticipate future technological changes in our industry and to continually identify, obtain and market new products in order to satisfy evolving industry and customer requirements. Competitors or manufacturers of wireless equipment may market products or services that have perceived or actual advantages over our service offerings or the products that we handle or render those products or services obsolete or less marketable. We have made and continue to make significant working capital investments in accordance with evolving industry and customer requirements including maintaining levels of inventories of currently popular products that we believe are necessary based on current market conditions. These concentrations of working capital increase our risk of loss due to product obsolescence.

     We rely on our suppliers to provide trade credit facilities to adequately fund our on-going operations and product purchases. Our business is dependent on our ability to obtain adequate supplies of currently popular product at favorable pricing and on other favorable terms. Our ability to fund our product purchases is dependent on our principal suppliers providing favorable payment terms that allow us to maximize the efficiency of our capital usage. The payment terms we receive from our suppliers is dependent on several factors, including, but not limited to:
•	pledged cash requirements;

•	our payment history with the supplier;

•	the supplier’s credit granting policies, contractual provisions;

•	our overall credit rating as determined by various credit rating agencies;

•	industry conditions;

•	our recent operating results, financial position and cash flows; and

•	the supplier’s ability to obtain credit insurance on amounts that we owe them.
Adverse changes in any of these factors, some of which may not be in our control, could harm our operations.
     A significant percentage of our revenues are generated outside of the United States in countries that may have volatile currencies or other risks. We maintain operations centers and sales offices in territories and countries outside of the United States. The fact that our business operations are conducted in many countries exposes us to several additional risks, including, but not limited to:
•	increased credit risks, customs duties, import quotas and other trade restrictions;

•	potentially greater inflationary pressures;

•	shipping delays;

•	the risk of failure or material interruption of wireless systems and services;

•	possible wireless product supply interruption; and

•	potentially significant increases in wireless product prices.
In addition, changes to our detriment may occur in social, political, regulatory and economic conditions or in laws and policies governing foreign trade and investment in the territories and countries where we currently have operations. U.S. laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could have a negative impact on our business and operations. We purchase and sell products and services in a number of foreign currencies, many of which have experienced fluctuations in currency exchange rates. In the past, we entered into forward exchange swaps, futures or options contracts as a means of hedging our currency transaction and balance sheet translation exposures. However, our management has had limited prior experience in engaging in these types of transactions. Even if done well, hedging may not effectively limit our exposure to a decline in operating results due to foreign currency translation. We cannot predict the effect that future exchange rate fluctuations will have on our operating results. We have ceased operations or divested several of our foreign operations because they were not performing to acceptable levels. These actions resulted in significant losses to us. We may in the future, decide to divest certain existing foreign operations, which could result in our incurring significant additional losses.
     Natural disasters, epidemics, hostilities and terrorist acts could disrupt our operations. Although we have implemented policies and procedures designed to minimize the effects of natural disasters, epidemics, outbreak of hostilities or terrorist attacks in markets served by us or on our facilities, the actual effect of any such events on our operations cannot be determined at this time. However, we believe any of these events could disrupt our operations and negatively impact our business.
     We make significant investments in the technology used in our business and rely on that technology to function effectively without interruptions. We have made significant investments in information systems technology and have focused on the application of this technology to provide customized logistic services to wireless communications equipment manufacturers and network operators. Our ability to meet our customers’ technical and performance requirements is highly dependent on the effective functioning of our information technology systems. Further, certain of our contractual arrangements to provide services contain performance measures and criteria that if not met could result in early termination of the agreement and claims for damages. In connection with the implementation of this technology we have incurred significant costs and have experienced significant business interruptions. Business interruptions can cause us to fall below acceptable performance levels pursuant to our customers’ requirements and could result in the loss of the related business relationship. We may experience additional costs and periodic business interruptions related to our information systems as we implement new information systems in our various operations. Our sales and marketing efforts, a large part of which are telemarketing based, are highly dependent on computer and telephone equipment. We anticipate that we will need to continue to invest significant amounts to enhance our information systems in order to maintain our competitiveness and to develop new logistic services. Our property and business interruption insurance may not compensate us adequately, or at all, for losses that we may incur if we lose our equipment or systems either temporarily or permanently. In addition, a significant increase in the costs of additional technology or telephone services that are not recoverable through an increase in the price of our services could negatively impact our results of operations.
     We may become subject to suits alleging medical risks associated with our wireless devices. Lawsuits or claims have been filed or made against manufacturers of wireless devices over the past years alleging possible medical risks, including brain cancer, associated with the electromagnetic fields emitted by wireless communications devices. There has been only limited relevant research in this area, and this research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by wireless devices has on human cells. Substantially all of our revenues are derived, either directly or indirectly, from sales of wireless devices. We may become subject to lawsuits filed by plaintiffs alleging various health risks from our products. If any future studies find possible health risks associated with the use of wireless devices or if any damages claim against us is successful, it could harm our business. Even an unsubstantiated perception that health risks exist could negatively impact our ability or the ability of our customers to market wireless devices.
     The global wireless industry is intensely competitive and we may not be able to continue to compete successfully in this industry. We compete for sales of wireless voice and data equipment, and expect that we will continue to compete, with numerous well-established mobile operators, distributors and manufacturers, including our own suppliers. As a provider of logistic services, we also compete with other distributors, logistic services companies and electronic manufacturing services companies. Many of our competitors possess greater financial and other resources than we do and may market similar products or services directly to our customers. The global wireless industry has generally had low barriers to entry. As a result, additional competitors may choose to enter our industry in the future. The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. Many of our competitors have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. Our ability to continue to compete successfully will depend largely on our ability to maintain our current industry relationships. We may not be successful in anticipating and responding to competitive factors affecting our industry, including new or changing outsourcing requirements, the entry of additional well-capitalized competitors, new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and competitors’ discount pricing and promotion strategies. As wireless telecommunications markets mature and as we seek to enter into new markets and offer new products in the future, the competition that we face may change and grow more intense.
     We may not be able to manage and sustain future growth at our historical or current rates. In prior years we have experienced domestic and international growth. We will need to manage our expanding operations effectively, maintain or accelerate our growth as planned and integrate any new businesses which we may acquire into our operations successfully in order to continue our desired growth. If we are unable to do so, particularly in instances in which we have made significant capital investments, it could materially harm our operations. Our inability to absorb, through revenue growth, the increasing operating costs that we have incurred and continue to incur in connection with our activities and the execution of our strategy could cause our future earnings to decline. In addition, our growth prospects could be harmed by a decline in the global wireless industry generally or in one of our regional divisions, either of which could result in reduction or deferral of expenditures by prospective customers.
     Our business strategy includes entering into relationships and financings that may provide us with minimal returns or losses on our investments. We have entered into several relationships with wireless equipment manufacturers, mobile operators and other participants in our industry. For example, we have invested in our advanced wireless services business, which may or may not provide us with acceptable returns. We intend to continue to enter into similar relationships as opportunities arise. We may enter into distribution or logistic services agreements with these parties and may provide them with equity or debt financing. Our ability to achieve future profitability through these relationships will depend in part upon the economic viability, success and motivation of the entities we select as partners and the amount of time and resources that these partners devote to our alliances. We may receive minimal or no business from these relationships and joint ventures, and any business we receive may not be significant or at the level we anticipated. The returns we receive from these relationships, if any, may not offset possible losses or our investments or the full amount of financings that we make upon entering into these relationships. We may not achieve acceptable returns on our investments with these parties within an acceptable period or at all.
     Our operating results frequently vary significantly and respond to seasonal fluctuations in purchasing patterns. The operating results of each of our three divisions may be influenced by a number of seasonal factors in the different countries and markets in which we operate. These factors may cause our revenue and operating results to fluctuate on a quarterly basis. These fluctuations are a result of several factors, including, but not limited to:
•	promotions and subsidies by mobile operators;

•	the timing of local holidays and other events affecting consumer demand;

•	the timing of the introduction of new products by our suppliers and competitors;

•	purchasing patterns of customers in different markets;

•	general economic conditions; and

•	product availability and pricing.
     Consumer electronics and retail sales in many geographic markets tend to experience increased volumes of sales at the end of the calendar year, largely because of gift-giving holidays. This and other seasonal factors have contributed to increases in our sales during the fourth quarter in certain markets. Conversely, we have experienced decreases in demand in the first quarter subsequent to the higher level of activity in the preceding fourth quarter. Our operating results may continue to fluctuate significantly in the future. If unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or significant decreases in sales during these periods, our operating results could be harmed. In addition, as a result of seasonal factors, interim results may not be indicative of annual results.
     We are subject to certain personnel related issues. Our success depends in large part on the abilities and continued service of our executive officers and other key employees, including the executives and other key employees of Dangaard Telecom who joined us as a result of our acquisition of Dangaard Telecom. Although we have entered into employment agreements with several of our officers and employees, we may not be able to retain their services. We also have non-competition agreements with our executive officers and some of our existing key personnel. However, courts are sometimes reluctant to enforce non-competition agreements. The loss of executive officers or other key personnel could impede our ability to fully and timely implement our business plan and future growth strategy. In addition, in order to support our continued growth, we will be required to effectively recruit, develop and retain additional qualified management. Competition for such personnel is intense, and there can be no assurance that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel. The failure to retain and attract necessary personnel could also delay or prevent us from executing our planned growth strategy.
     We are subject to a number of regulatory and contractual restrictions governing our relations with certain of our employees, including national collective labor agreements for certain of our employees who are employed outside of the United States and individual employer labor agreements. These arrangements address a number of specific issues affecting our working conditions including hiring, work time, wages and benefits, and termination of employment. We could be required to make significant payments in order to comply with these requirements. The cost of complying with these requirements could be material.
     Our distribution activities and logistic services are labor-intensive, and we experience high personnel turnover. In addition, we are from time to time subject to shortages in the available labor force in geographical areas where we operate. A significant portion of our labor force is contracted through temporary agencies and a significant portion of our costs consists of wages to hourly workers. Growth in our business, together with seasonal increases in net revenue, requires us to recruit and train personnel at an accelerated rate from time to time. We may not be able to continue to hire, train and retain a significant labor force of qualified individuals when needed, or at all. Our inability to do so, or an increase in hourly costs, employee benefit costs, employment taxes or commission rates, could cause our operating results to decline. In addition, if the turnover rate among our labor force increased further, we could be required to increase our recruiting and training efforts and costs, and our operating efficiencies and productivity could decrease.
     We rely to a great extent on trade secret and copyright laws and agreements with our key employees and other third parties to protect our proprietary rights. Our business success is substantially dependent upon our proprietary business methods and software applications relating to our information systems. We currently hold one patent relating to certain of our business methods.
     With respect to other business methods and software we rely on trade secret and copyright laws to protect our proprietary knowledge. We also regularly enter into non-disclosure agreements with our key employees and limit access to and distribution of our trade secrets and other proprietary information. These measures may not prove adequate to prevent misappropriation of our technology. Our competitors could also independently develop technologies that are substantially equivalent or superior to our technology, thereby eliminating one of our competitive advantages. We also have offices and conduct our operations in a wide variety of countries outside the United States. The laws of some other countries do not protect our proprietary rights to the same extent as the laws in the United States. In addition, although we believe that our business methods and proprietary software have been developed independently and do not infringe upon the rights of others, third parties might assert infringement claims against us in the future or our business methods and software may be found to infringe upon the proprietary rights of others.
     We have significant future payment obligations pursuant to certain leases and other long-term contracts. We lease our office and warehouse/distribution facilities under real property and personal equipment leases. Many of these leases are for terms that exceed one year and require us to pay significant monetary charges for early termination or breach by us of the lease terms. We cannot be certain of our ability to adequately fund these lease commitments from our future operations and our decision to modify, change or abandon any of our existing facilities could negatively impact our operations.
     We may be unable to obtain and maintain adequate business insurance at a reasonable cost. Although we currently maintain general commercial, property liability and transportation insurance in amounts we believe are appropriate, it has become increasingly difficult in recent years to obtain adequate insurance coverage at a reasonable cost. Our operations could be adversely affected by a loss that is not covered by insurance due to our inability in the future to obtain adequate insurance. Moreover, increasing insurance premiums would adversely affect our future operating results.
     We depend on our computer and communications systems. As a multi-national corporation, we rely on our computer and communication network to operate efficiently. Any interruption of this service from power loss, telecommunications failure, weather, natural disasters or any similar event could negatively impact our business and operations. Additionally, hackers and computer viruses have disrupted operations at many major companies. We may be vulnerable to similar acts of sabotage, which could materially harm our business and operations.
     The market price of our common stock may continue to be volatile. The market price of our common stock has fluctuated significantly from time to time. The trading price of our common stock could experience significant fluctuations in the future, including as a result of:
•	actual or anticipated variations in our quarterly operating results or financial position;

•	repurchases of common stock;

•	commencement of litigation;

•	the introduction of new services, products or technologies by us, our suppliers or our competitors;

•	changes in other conditions or trends in the wireless voice and data industry;

•	changes in governmental regulation and the enforcement of such regulation;

•	changes in the assessment of our credit rating as determined by various credit rating agencies; and

•	changes in securities analysts’ estimates of our future performance or that of our competitors or our industry in general.
     General market price declines or market volatility in the prices of stock for companies in the global wireless industry or in the distribution or logistic services sectors of the global wireless industry could also cause the market price of our common stock to decline.
     There are amounts of our securities issuable pursuant to our 2004 Long-Term Incentive Plan and our Amended and Restated Independent Director Stock Compensation Plan that, if issued, could result in dilution to existing shareholders, reduce earnings in future periods and reduce the market price of our common stock. We have reserved a significant number of shares of common stock that may be issuable pursuant to these plans. Grants made under these plans could result in dilution to existing shareholders.
     We have instituted measures to protect us against a takeover. Certain provisions of our By-laws, shareholders rights and option plans, certain employment agreements and the Indiana Business Corporation Law are designed to protect us in the event of a takeover attempt. These provisions could prohibit or delay mergers or attempted takeovers or changes in control of us and, accordingly, may discourage attempts to acquire us.
     Our operating results may be negatively impacted in the event either or both of two recently announced acquisitions of distribution customers of our North America operations is completed. On June 29, 2007, AT&T announced that it will acquire Dobson Communications Corporation, a significant product distribution and logistic services customer of our North America operations. This acquisition is expected to be completed by the end of 2007. On July 30, 2007, Verizon Wireless announced that it will acquire Rural Cellular Corporation (RCC), another distribution customer of our North America operations, and this acquisition is expected to be completed in the first half of 2008. On September 17, 2007, T-Mobile USA, Inc. announced that it will acquire SunCom Wireless Holdings, Inc. (SunCom). SunCom is a significant product distribution and logistic services customer of our North American operations. This acquisition is expected to close in the first half of 2008. These customers are also customers of the operations we acquired from CellStar Corporation on March 30, 2007. Should any or all of these acquisitions be completed, our operating results may be negatively impacted. Brightpoint North America is undertaking significant cost cutting efforts including consolidating the CellStar operations previously performed in a facility in Coppell, Texas into our other North America operations. However, while savings associated with this facility consolidation and other cost cutting efforts may help mitigate some of the potential negative impact from the foregoing pending acquisitions, there can be no assurances that we will be successful in these efforts.
     Risks relating to our recent acquisition of Dangaard Telecom
     A substantial number of shares will be eligible for future sale by Dangaard Holding and the sale of those shares could adversely affect our stock price. We issued 30,000,000 shares of our common stock to Dangaard Holding on July 31, 2007 as partial consideration for our acquisition of Dangaard Telecom. Pursuant to the registration rights agreement that we entered into with Dangaard Holding upon the closing of the acquisition, we have granted registration rights to Dangaard Holding with respect to 8,000,000 of such 30,000,000 shares as soon as practicable after the closing. Once that registration statement is filed, all of those 8,000,000 shares will be eligible for immediate public sale, which could cause a decline in the public market for our common stock if a significant portion of those shares are offered for resale at any given time. We have also granted Dangaard Holding demand and tag-along registration rights with respect to the other 22,000,000 of its shares commencing August 1, 2008. Even without their registration, however, Dangaard Holding may have the ability to sell a significant number of those other 22,000,000 shares in the public market commencing August 1, 2008 pursuant to Rule 144. Any of such sales could also cause a significant decline in the public market, and thus the market price, for our common stock.
     If we are not able to integrate Dangaard Telecom’s operations in a timely manner, we may not realize the anticipated benefits of the acquisition in a timely fashion, or at all, and our business could be harmed. The success of our acquisition of Dangaard Telecom will depend, in part, on our ability to realize the anticipated revenue enhancements, growth opportunities and synergies expected from the combination of Dangaard Telecom’s operations with our historical operations and our ability to effectively utilize the additional resources that we acquired as a result of the acquisition. The integration of Dangaard Telecom operations with our other operations will be a complex, time-consuming and potentially expensive process and may disrupt our business if not completed in a timely and efficient manner. During the process of integrating and managing the acquired Dangaard Telecom technology, operations and personnel, we may encounter difficulties in connection with, or as a result of, the following:
•	the integration of administrative, financial and operating resources and the coordination of marketing and sales efforts;

•	the diversion of management’s attention from other ongoing business concerns; and

•	potential conflicts between business cultures.
     This integration may be especially difficult and unpredictable because our executive headquarters are based in Indiana, and all of Dangaard Telecom’s operations are based overseas. If we fail to successfully integrate Dangaard Telecom’s business and operations and/or fail to realize the intended benefits of the acquisition, our business would be adversely impacted and the market price of our common stock could decline. To achieve the anticipated benefits of the acquisition, we will need to, among other things:
•	demonstrate to our vendors, suppliers and customers (including those of Dangaard Telecom) that the acquisition has not resulted, and will not result, in adverse changes to customer service standards or our business focus; and

•	effectively control the progress of the integration process and the associated costs.
     Our assessment of the potential synergies and cost savings is preliminary and subject to change. We may need to incur additional costs to realize the potential synergies and cost savings, and there can be no assurance that such costs will not be material.
     We incurred additional financial obligations as a result of the acquisition of Dangaard Telecom, and our inability to satisfy these could materially and adversely affect our operating results and financial condition and harm our business. In connection with the acquisition, we assumed all of Dangaard Telecom’s liabilities, including approximately $348.7 million of its outstanding debt. Upon the closing of the acquisition, we entered into an amendment to our existing credit agreement to increase our borrowing capacity thereunder by $310 million, to $550 million, and used proceeds from this amended facility to refinance approximately $284.6 million of Dangaard Telecom’s obligations under its existing credit facilities. Accordingly, our borrowings and debt service requirements have increased dramatically as a result of the acquisition and the related amendment and expansion of our credit facilities. Our inability to satisfy our debt service requirements could cause us to be in default under our credit facilities. If we materially default or breach our obligations under our credit facilities, we could be required to pay a higher rate of interest on our borrowings. Our lenders could also accelerate our repayment obligations or require us to repay all amounts under the credit facilities. Accordingly, our default of obligations under our credit facilities could significantly increase our cash flow needs and cause us to incur substantial damages, all of which could harm our business.
     Acquisition-related accounting impairment and amortization charges may delay and reduce our post-acquisition profitability. Our acquisition of Dangaard Telecom has been accounted for under the purchase method of accounting. Accordingly, under generally accepted accounting principles, the acquired assets and assumed liabilities of Dangaard Telecom have been recorded on our books post-acquisition at their fair values at the date the acquisition was completed. Any excess of the value of the consideration paid by us at the date the acquisition was completed over the fair value of the identifiable tangible and intangible assets of Dangaard Telecom is treated as excess of purchase price over the fair value of net assets acquired (commonly known as goodwill). Under current accounting standards, finite-lived intangible assets will be amortized to expense over their estimated useful lives, which will affect our post-acquisition profitability over several years. In addition, goodwill will be tested on an annual basis for impairment, which may result in accounting impairment charges.
     Unavailability of financial statements prepared in accordance with U.S. generally accepted accounting principles makes it more difficult to obtain a meaningful and accurate understanding of how the acquisition transaction will affect our company, our operating results and our financial condition. Dangaard Telecom is a Danish enterprise and its financial statements were prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and additional Danish financial reporting requirements and not in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. There are significant differences between the standards used by Dangaard Telecom and U.S. GAAP. Although the notes to the Dangaard Telecom financial statements incorporated into this prospectus include a reconciliation of the financial statements to U.S. GAAP, a review of the Dangaard Telecom financial statements may not be as meaningful for a complete and accurate understanding of Dangaard Telecom’s pre-acquisition financial condition and operating results in comparison with those of our company.
     We could be exposed to unknown pre-existing liabilities of Dangaard Telecom, which could cause us to incur substantial financial obligations and harm our business. In connection with the acquisition, we may have assumed liabilities of Dangaard Telecom of which we are not aware and may have little or no recourse against Dangaard Holding with respect thereto. If we were to discover that there were intentional misrepresentations made to us by Dangaard Holding, or its representatives, we would explore all possible legal remedies to compensate us for any loss, including our rights to indemnification under the shareholder agreement that we entered into with Dangaard Holding upon the closing of the Dangaard Telecom acquisition (the “shareholder agreement”). However, there is no assurance that in such case legal remedies would be available or collectible. If such unknown liabilities exist and we are not fully indemnified for any loss that we incur as a result thereof, we could incur substantial financial obligations, which could negatively impact our financial condition and harm our business.
     Dangaard Holding could potentially have significant influence over the management and direction of our company. Dangaard Holding had three of its nominees appointed to our nine member board of directors upon the closing of the acquisition and has certain continuing rights to maintain between one and three designees (depending on its ownership percentage at the time) on our board at any given time, subject to the approval of such designees by our corporate governance and nominating committee. In addition, as of November 19, 2007, Dangaard Holding held approximately 37% of our outstanding common stock. Although the shareholder agreement requires Dangaard Holding to vote their shares in favor of all director candidates and most shareholder proposals recommended by our board of directors, such voting restriction does not apply with respect to any proposals requiring shareholder approval that relate to future mergers, sales of all or substantially all of our common stock or assets or other similar business combinations or for matters related to the foregoing. Moreover, the voting restriction will end when Dangaard Holding’s ownership percentage is less than 7.5% of our outstanding common stock or, provided it has no designees serving on our board and has given up its right to have any designees serve on our board, when its ownership percentage is less than 10% of our outstanding common stock. As a result, Dangaard Holding, its principals and their affiliates could potentially have significant influence over the management and direction of our business.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements in this prospectus or the documents incorporated by reference in this prospectus constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry and include those relating to future events, performance and/or achievements. Actual future results may differ materially from the forward-looking statements included or incorporated by reference in this prospectus.
     We have attempted to identify forward-looking statements by the use of words such as “may,” “should,” “will,” “could,” “estimate,” “project,” “predict,” “potential,” “continue,” “anticipate,” “believe,” “plan,” “seek,” “expect,” “future” and “intend” or the negative of these terms or other comparable expressions which are intended to identify forward-looking statements. These statements are only predictions and are not guarantees of future performance. They are subject to known and unknown risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause our actual results to differ materially from those expressed or forecasted in, or implied by, the forward-looking statements. Some, but not all of the factors that may cause these differences will be discussed in the “Risk Factors” section of the applicable prospectus supplement and in other information incorporated by reference into this prospectus. Readers are cautioned not to place undue reliance on any of these forward-looking statements as they speak only as of the date that they were made. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements and the risk factors contained in the applicable prospectus supplement or in documents incorporated by reference into this prospectus. Moreover, unless we are required by law to update them, we will not necessarily update any of these forward-looking statements after the date of this prospectus, either to conform them to actual results or to changes in our expectations.
USE OF PROCEEDS
     We will not receive any proceeds from the sale of the shares of our common stock covered by this prospectus. All of the net proceeds from the sale of the shares offered by this prospectus will be received by the selling shareholder.
     We have agreed to pay certain expenses in connection with the registration of the shares of common stock being offered for resale by the selling shareholder.

SELLING SHAREHOLDER
     The following table sets forth certain information regarding the selling shareholder’s beneficial interest in our common stock, based on information provided to us by the selling shareholder. The selling shareholder’s beneficial ownership is determined under the rules of the SEC and includes shares of our common stock for which the selling shareholder has voting or investment power and shares, if any, which the selling shareholder has the right to acquire under existing stock options, warrants or convertible securities within 60 days of November 19, 2007.
     In calculating the selling shareholder’s beneficial ownership percentages, any shares of stock issuable within 60 days of November 19, 2007 under options, warrants and convertible securities held by the selling shareholder, but not those under options, warrants and convertible securities held by other security holders, are deemed to have been exercised or converted and thus to be outstanding. Percentage of common stock beneficially owned “prior to the offering” is based on 81,331,714 shares of common stock outstanding as of November 15, 2007. Percentage of common stock beneficially owned “after the offering” assumes that all of the shares being offered by the selling shareholder pursuant to this prospectus have been sold and is thus based on 81,451,714 shares of common stock outstanding. However, the selling shareholder is not committed to sell any shares of common stock under this prospectus and may determine to offer none, some or all of the shares being offered by this prospectus.
     The shares of common stock offered by the selling shareholder under this prospectus may be offered from time to time by the selling shareholder named below:

Common Stock Beneficially
	Number of Shares of		Owned After the Offering
	Common Stock	Shares		Percent of
	Beneficially Owned	Being	Number	Outstanding
Selling Shareholder	Prior to the Offering	Offered	of Shares	Shares
John Alexander Du Plessis Currie (1)	125,576(2)(3)	120,000 (2)	5,576	*

*	Less than 1%

(1)	John Alexander Du Plessis Currie has served as our president – emerging markets since January 2006. From August 2002 to December 2005, Mr. Currie was the chairman and chief executive officer of Persequor Limited, a holding company for investments in wireless telecommunications that we subsequently acquired and which is now one of our wholly-owned subsidiaries. In February 2006, we entered into an employment agreement with Mr. Currie and, as an inducement to his employment, granted him 120,000 unregistered shares of our common stock outside of our 2004 Long-Term Incentive Plan pursuant to a restricted stock award agreement dated February 23, 2006.

(2)	Includes 15,000 vested and 105,000 unvested shares of restricted stock awarded to Mr. Currie pursuant to the restricted stock award agreement described in footnote (1) above. The 105,000 unvested shares vest in seven equal annual installments beginning on February 23, 2008, subject to forfeiture under the terms of our restricted stock award agreement with Mr. Currie. Does not include 51,559 shares of common stock underlying Restricted Stock Units.

(3)	15,000 of the shares being offered are currently unrestricted.

PLAN OF DISTRIBUTION
     We have been advised that the selling shareholder(s), which may include pledgees, donees, transferees or other successors-in-interest who have received shares from the selling shareholder after the date of this prospectus, may from time to time, sell all or a portion of the shares offered hereby in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to these market prices or at negotiated prices.
     All costs, expenses and fees in connection with the registration of the shares offered by this prospectus other than those of any counsel for the selling shareholder, shall be borne by us. Brokerage costs, if any, attributable to the sale of the selling shareholder’s shares will be borne by the selling shareholder.
     The shares may be sold by the selling shareholder by one or more of the following methods:
•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	over-the counter distribution in accordance with the rules of the Nasdaq Global Select Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	through the writing of put or call options on the shares or other hedging transactions (including the issuance of derivative securities), whether the options or other derivative securities are listed on an option or other exchange or otherwise;

•	privately negotiated transactions;

•	a combination of any of the foregoing methods of sale; and

•	any other method permitted pursuant to applicable law.
     The transactions described above may or may not involve brokers or dealers.
     The selling shareholder will not be restricted as to the price or prices at which the selling shareholder may sell shares. Sales of shares by the selling shareholder may depress the market price of our common stock since the number of shares which may be sold by the selling shareholder may be relatively large compared to the historical average weekly trading of our common stock. Accordingly, if the selling shareholder were to sell, or attempt to sell, all of such shares at once or during a short time period, we believe such a transaction could adversely affect the market price of our common stock.

     From time to time the selling shareholder may pledge shares under margin provisions of customer agreements with its brokers or under loans or other arrangements with third parties. Upon a default by the selling shareholder, the broker or such third party may offer and sell any pledged shares from time to time.
     In effecting sales, brokers and dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate in the sales as agents or principals. Brokers or dealers may receive commissions or discounts from the selling shareholder or, if the broker-dealer acts as agent for the purchaser of such shares, from the purchaser in amounts to be negotiated, which compensation as to a particular broker dealer might be in excess of customary commissions which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share, and to the extent the broker-dealer is unable to do so acting as agent for a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholder. Broker-dealers who acquire shares as principal may then resell those shares from time to time in transactions
•	in the over-the counter market or otherwise;

•	at prices and on terms prevailing at the time of sale;

•	at prices related to the then-current market price; or

•	in negotiated transactions.
     These resales may involve block transactions or sales to and through other broker-dealers, including any of the transactions described above. In connection with these sales, these broker-dealers may pay to or receive from the purchasers of those shares commissions as described above. The selling shareholder may also sell the shares in open market transactions under Rule 144 under the Securities Act, rather than under this prospectus.
     The selling shareholder and any broker-dealers or agents that participate with the selling shareholder in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     The selling shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.
     The selling shareholder is subject to applicable provisions of the Securities Exchange Act of 1934 and the SEC’s rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the shares by a selling shareholder.
     In order to comply with certain states’ securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

LEGAL MATTERS
     Ice Miller LLP of Indianapolis, Indiana will pass upon the validity of the shares of common stock being offered by this prospectus. Legal counsel to any underwriters may pass upon legal matters for such underwriters.
EXPERTS
     The consolidated financial statements and schedule of Brightpoint, Inc. appearing in Brightpoint, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006, and Brightpoint, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
     The consolidated financial statements of Dangaard Telecom A/S as of September 30, 2005 and 2006, and for each of the years in the three-year period ended September 30, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG C. Jespersen, Statsautoriseret Revisionsinteressentskab (Partnership of State Authorized Public Accountants), independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. As discussed in Note 35 to these consolidated financial statements, the consolidated balance sheet as of September 30, 2006 and 2005 and the related consolidated income statement for the year ended September 30, 2006 have been restated.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports, proxy statements and other information with the SEC.
     You may read and copy any of the reports, statements, or other information we file with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy statements, information statements and other information regarding issuers that file electronically with the SEC. The Nasdaq Stock Market maintains a Web site at http://www.nasdaq.com that contains reports, proxy statements and other information filed by us.
INFORMATION INCORPORATED BY REFERENCE
     We have filed with the SEC, Washington, D.C., a registration statement on Form S-3 under the Securities Act of 1933, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed or incorporated by reference as an exhibit to the registration statement.
     The SEC allows us to “incorporate by reference” the information we file with them. This means that we may disclose important information to you by referring you to other documents filed separately with the SEC. The information we incorporate by reference in this prospectus is legally deemed to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate the documents listed below:

•	our Quarterly Report on Form 10-Q for the three months ended September 30, 2007, filed with the SEC on November 8, 2007;

•	our Quarterly Report on Form 10-Q for the three months ended June 30, 2007, filed with the SEC on August 8, 2007;

•	Annex C to our Definitive Proxy Statement on Form 14A filed with the SEC on June 20, 2007;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2007, filed with the SEC on May 8, 2007;

•	our Current Reports on Form 8-K filed with the SEC on February 15, 2007, February 21, 2007, April 5, 2007, August 2, 2007 and November 6, 2007;

•	our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, filed with the SEC on April 27, 2007;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on February 23, 2007;

•	all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial registration statement of which this prospectus forms a part; and

•	the description of our common stock and our preferred share purchase rights contained in our Registration Statements on Form 8-A, filed with the SEC and all amendments or reports filed by us for the purpose of updating those descriptions.
     All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the dates of filing of such reports and other documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.
     You may request a copy of these filings, at no cost, by writing or telephoning us at Brightpoint, Inc., 2601 Metropolis Parkway, Suite 210, Plainfield, Indiana 46168, Attention: Investor Relations, Telephone: (317) 707-2355.
     We have not authorized anyone else to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell nor is it a solicitation of an offer to buy any security in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus or incorporated by reference herein is correct as of any time subsequent to its date.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
     The following unaudited pro forma condensed combined financial statements give effect to our acquisition of Dangaard Telecom for the periods presented using the purchase method of accounting, as required by Statement of Financial Accounting Standard No. 141, “Business Combinations.” The purchase price allocation is subject to revision when we finalize our valuation of certain assets acquired and liabilities assumed. The unaudited pro forma condensed combined financial statements set forth below are based on our historical financial statements and the accompanying notes that were filed with the SEC on February 23, 2007 as part of our Annual Report on Form 10-K for the year ended December 31, 2006 and on November 8, 2007 as part of our Quarterly Report on Form 10-Q for the three months ended September 30, 2007, each of which is incorporated by reference herein, and on the unaudited historical financial statements and the accompanying notes of Dangaard Telecom for the twelve months ended December 31, 2006 and the nine months ended September 30, 2007. However, all of the push-down accounting adjustments (described in Note 33 to the Dangaard Telecom audited financial statements for its fiscal year ended September 30, 2006, which were filed with the SEC on June 20, 2007 as part of Annex C to our Definitive Proxy Statement on Form 14A and which are incorporated by reference herein) were excluded by us from their unaudited historical financial statements in connection with, and for the purpose of, preparing these pro forma financial statements.
     The unaudited pro forma condensed combined statement of operations assumes that the acquisition took place as of January 1, 2006. The unaudited pro forma information is presented for illustration purposes only and in accordance with the assumptions set forth below. This information is not necessarily indicative of the operating results or of the financial position that would have occurred if the acquisition had been consummated on the dates indicated nor is it necessarily indicative of future operating results or the financial position of the combined enterprise. The unaudited pro forma condensed combined financial information does not reflect any adjustments to conform accounting practices or to reflect any cost savings or other synergies anticipated as a result of the acquisition or any acquisition-related expenses.
     Dangaard Telecom’s consolidated financial statements, from which these pro forma financial statements are derived, were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). The necessary adjustments were made to the pro forma financial statements to adjust Dangaard Telecom’s financial statements to U.S. GAAP as described in Note 33 to the Dangaard Telecom audited financial statements incorporated by reference herein. However, all of the push down accounting adjustments described in Note 33 were excluded by us from those historical financial statements in connection with, and for the purpose of, preparing these pro forma financial statements. The push down accounting adjustments, which relate primarily to push down accounting adjustments for the new basis of accounting for Dangaard Telecom as of July 31, 2006, were not deemed relevant in presenting the new basis of our combined company for the purpose of preparing these pro forma financial statements.
     Dangaard Telecom amounts have been translated into U.S. dollars at a rate of Euro 1.00 = U.S. $1.26 for the statement of operations for the year ended December 31, 2006 and at a rate of Euro 1.00 = U.S. $1.34 for the statement of operations for the nine months ended September 30, 2007, which represents the average exchange rate for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

Unaudited Pro Forma Condensed Combined
Statement of Operations
For the year ended December 31, 2006
(Amounts in thousands of US$’s, except per share data)

		Dangaard			Pro Forma
	Brightpoint	Telecom	Adjustments		Combined
Total revenue	$2,425,373	$2,182,373	$(218,355	) (a)	$4,389,391
Total cost of revenue	2,274,467	2,037,798	(218,320	) (a)	4,093,945

Gross profit	150,906	144,575	(35)		295,446
Selling, general and administrative expenses	102,535	86,778	19,380	(b)	208,693

Operating income from continuing operations	48,371	57,797	(19,415)		86,753
Interest, net	553	11,983	829	(c)	13,365
Other income	(610)	—			(610)

Income from continuing operations before income taxes	48,428	45,814	(20,244)		73,998
Income tax expense	12,238	16,349	(6,208	) (d)	22,379
Minority interest	—	5,077	(4,588	) (e)	489

Income from continuing operations	$36,190	$24,388	$(9,448)		$51,130

Earnings per share from continuing operations:
Basic	$0.74				$0.65
Diluted	$0.72				$0.63

Weighted average common shares outstanding:
Basic	49,104		30,000	(f)	79,104
Diluted	50,554		30,000	(f)	80,554

Unaudited Pro Forma Condensed Combined
Statement of Operations
For the nine months ended September 30, 2007
(Amounts in thousands of US$’s , except per share data)

		Dangaard			Pro Forma
	Brightpoint	Telecom	Adjustments		Combined
Total revenue	$2,670,610	$1,268,373	$(155,007	) (a)	$3,783,976
Total cost of revenue	2,518,271	1,200,802	(155,007)		3,564,066

Gross profit	152,339	67,571	—		219,910
Selling, general and administrative expenses	117,151	64,549	9,205	(b)	190,905

Operating income from continuing operations	35,188	3,022	(9,205)		29,005
Interest, net	9,317	11,413			20,730
Other expenses	838	—			838

Income from continuing operations before income taxes	25,033	(8,391)	(9,205)		7,437
Income tax expense (benefit)	(7,721)	(4)	(3,314	) (d)	(11,039)
Minority interest	207	335	—		542

Income from continuing operations	$32,547	$(8,722)	$(5,891)		$17,934

Earnings per share from continuing operations:
Basic	$0.58				$0.23
Diluted	$0.57				$0.22

Weighted average common shares outstanding:
Basic	56,488		23,187	(f)	79,675
Diluted	57,551		23,187	(f)	80,738

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1.	Purchase Price

	(in thousands)
Cash portion of acquisition consideration	$100
Fair value of Brightpoint common stock exchanged (30,000,000 shares at 11.25 per share)	337,500	(1)
Estimated transaction costs	7,250

Estimated purchase price	$344,850

Estimated Purchase Price	(in thousands)
Book value of net assets acquired as of July 31, 2007	$27,945
Less: Write-off of existing goodwill and other intangible assets	(53,325)

Adjusted book value of net assets acquired	$(25,380)
Remaining allocation:
Identifiable intangible assets at fair value	123,148
Deferred taxes	(38,156)
Goodwill	285,238

$344,850

(1)	The fair value of Brightpoint common stock was measured in accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.” Total equity consideration was estimated using a Brightpoint common stock price of $11.25 per share, which represents the average Brightpoint closing stock price beginning two trading days before and ending two trading days after February 20, 2007, the date of the public announcement of the definitive purchase agreement.
2.	Pro Forma Adjustments
(a)	To eliminate transactions between Brightpoint and Dangaard Telecom, which upon the completion of the acquisition transaction, are considered intercompany transactions for the year ended December 31, 2006, and to reclassify cost of revenue that was historically presented on a gross basis to a net basis to conform EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” and Brightpoint accounting policy.

(b)	To record amortization on acquired intangible assets and to reverse the write-off of previously unamortized deferred debt fees.

(c)	To adjust interest expense assuming Dangaard Telecom’s acquisitions of minority shares took place at the beginning of the period presented.

(d)	To adjust income taxes for the pro forma adjustments based on statutory tax rates.

(e)	To adjust minority interest assuming Dangaard Telecom’s acquisitions of minority shares took place at the beginning of the period presented.

(f)	The increase in weighted average common shares outstanding for the basic and diluted calculation reflects the issuance of 30,000,000 shares of Brightpoint common stock.

ANNEX A
Unaudited Consolidated Financial Statements
of
Dangaard Telecom A/S
Index:

Unaudited Consolidated Statements of Operations of Dangaard Telecom A/S
for the nine months ended June 30, 2007 and 2006
(The unaudited interim financial information presented has not been reviewed by an independent accountant.)

		Nine months ended
		June 30
(Amounts in EUR and millions)	Note	2007	2006
Revenue		1,300.8	1,304.2
Cost of goods		-1,213,4	-1,213,8

Gross profit:		87.4	90.4
Other external charges		-21.0	-16.7
Staff costs		-43.5	-38.4
Amortization and depreciation		-2.2	-2.5

Operating profit:		20.7	32.8
Interest income and similar items		0.8	1.1
Interest expenses and similar items		-11.1	-6.1

Profit before tax:		10.4	27.8
Tax on ordinary activities from continuing operations		-4.2	-9.1

Profit for the period		6.2	18.7

Minority interests		-0.4	-2.9

Net income		5.8	15.8

See Notes to Unaudited Consolidated Financial Statements of Dangaard Telecom A/S

Unaudited Consolidated Balance Sheets of Dangaard Telecom A/S
as of June 30, 2007 and September 30, 2006
(The unaudited interim financial information presented has not been reviewed by an independent accountant.)

		As of
		June 30,	September 30,
(Amounts in EUR and millions)	Note	2007	2006
ASSETS

Non-current assets:
Intangible assets
Goodwill		45.1	31.1
Software under implementation		10.5	1.4
Software		1.3	0.8

		56.9	33.3

Property, plant and equipment
Leasehold improvement and equipment		5.6	4.1

		5.6	4.1

Investments
Other securities		0.6	0.4
Deposits		0.5	0.5
Deferred tax		7.4	5.4

		8.5	6.3

Total non-current assets		71.0	43.7

Current assets:
Inventories
Goods for resale		148.9	126.6

		148.9	126.6

Receivables
Trade receivables		216.0	150.5
Factoring receivables		36.0	18.0
Income tax receivable		2.4	0.6
Other receivables		11.7	7.0
Prepayments		1.8	1.4

		267.9	177.5

Cash and cash equivalents		7.2	1.4

Total current assets		424.0	305.5

Total assets		495.0	349.2

See Notes to Unaudited Consolidated Financial Statements of Dangaard Telecom A/S

Unaudited Consolidated Balance Sheets of Dangaard Telecom A/S (continued)
as of June 30, 2007 and September 30, 2006
(The unaudited interim financial information presented has not been reviewed by an independent accountant.)

		As of
		June 30,	September 30,
(Amounts in EUR and millions)	Note	2007	2006
EQUITY

Share capital		13.7	13.7
Reserve for exchange rate adjustments		0	-0.3
Retained earnings		25.3	19.5
Total equity attributable to equity holders of the company		39.0	32.9
Minority interests		0.4	5.0

Total equity		39.4	37.9

LIABILITIES

Non-current liabilities:
Bank loans	(4)	66.1	76.9
Loan shareholders		0	3.8
Deferred tax		0.2	0.5
Warranties	(3)	0.4	0.4
Other liabilities

Total non-current liabilities		66.7	81.6

Current liabilities:
Bank loans	(4)	159.3	86.5
Trade payables		144.1	93.8
Factoring payables		36.0	18.0
Income tax		7.1	6.8
Other liabilities		38.5	21.5
Warranties	(3)	2.4	2.4
Deferred income		1.5	0.7

Total current liabilities		388.9	229.7

Total liabilities		455.6	311.3

Total equity and liabilities		495.0	349.2

Contingent liabilities and securities	(5)
See Notes to Unaudited Consolidated Financial Statements of Dangaard Telecom A/S

Unaudited Cash Flow Statement of Dangaard Telecom A/S
for the nine months ended June 30, 2007 and 2006
(The unaudited interim financial information presented has not been reviewed by an independent accountant.)

		Nine months ended
		June 30
(Amounts in EUR and millions)	Note	2007	2006
Net income		5.8	15.8
Non-cash		17.0	18.2
Changes in working capital		-25.0	-31.2

Cash flows from primary activities		-2.2	2.8
Interest income and similar items		0.8	1.1
Interest expense and similar items		-11.0	-6.1

Cash flows from ordinary activities		-12.4	-2.2
Income tax paid		-7.9	-9.0

Cash flows from operating activities		-20.3	-11.2

Acquisition of intangible assets		-10.0	0
Acquisition of property, plant and equipment		-2.7	-1.6
Acquisition of subsidiaries and activities		-15.7	-1.4
Acquisition of other securities		-0.2	-0.4
Disposal of property, plant and equipment		0.5	0.5

Cash flows from investing activities		-28.1	-2.9

External financing:
Change in bank loans		61.7	62.6
Dividend received		0.2	0
Other changes in external financing
Shareholders:
Loan shareholders		-3.8	-5.4
Dividend paid		-3.9	-34.4

Cash flows from financing activities		54.2	22.8

Net cash flows from operating, investing and financing activities		5.8	8.7
Cash and cash equivalents at the beginning of the period		1.4	3.5

Cash and cash equivalents at period-end		7.2	12.2

See Notes to Unaudited Consolidated Financial Statements of Dangaard Telecom A/S

Notes to Unaudited Consolidated Financial Statements of Dangaard Telecom A/S
(1) Accounting policies
Dangaard Telecom’s interim consolidated financial statements for the nine months ended June 30, 2007 and 2006 and the balance sheets as of June 30, 2007 and September 30, 2006 were prepared in accordance with IAS 34 “Interim Financial Reporting” as adopted by the European Union. IFRS differ in certain material respects from U.S. generally accepted accounting principles (US GAAP), the same types of adjustments as discussed in note 33 of the consolidated financial statements of Dangaard Telecom A/S of September 30, 2006 and 2005 and for the three years ended September 30, 2006 would apply for the presented financial information for the periods specified above.
The financial information is prepared in accordance with the same accounting policies as in the consolidated financial statements of Dangaard Telecom A/S of September 30, 2006 and 2005 and for the three years ended September 30, 2006, which include a full description of the accounting policies.
(2) Use of estimates and judgments
Estimation uncertainty and critical judgments
The estimation of the carrying amount of some assets and liabilities requires management to make judgments, estimates and assumptions concerning future events.
The estimates and judgments made are based on historic data and other factors that management estimates to be reasonable. These estimates and judgments are naturally uncertain and unpredictable. The assumptions can be incomplete or inaccurate and unexpected events or circumstances can occur. Furthermore the group is exposed to risks and uncertainties that can lead to that the actual financial outcomes deviates from the judgments made. Specific risks concerning the Dangaard Telecom Group are mentioned below.
It can be necessary to change previously made judgments due to changes in the circumstances underlying the previously made judgments or due to new knowledge or subsequent events.
In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are depreciations, amortizations and write-downs, provisions and contingencies.

Notes to Unaudited Consolidated Financial Statements of Dangaard Telecom A/S (continued)
(3) Warranties
The provision for warranties is included in “Other short-term liabilities” and “Other long-term liabilities”.

	Consolidated
		September 30,
(Amounts in EUR and millions)	June 30, 2007	2006
Warranties October 1	2.8	1.9
Provisions used during the period	-4.0	-6.3
Provisions made during the period	4.0	7.2

Warranties at end of period	2.8	2.8

Expected time of payment for warranties:
12 months or less	2.4	2.4
1 – 5 years	0.4	0.4
More than 5 years	0	0

Warranties	2.8	2.8

The provision for warranties is primarily related to smart phones sold with ordinary guarantees. The warranties are estimated based on historic cost records.
(4) Bank loans
The Group has the following bank loans with due dates within 1 year:

		Effective rate of interest		Carrying amount
		Nine months	Year ended	(EUR thousands)
	Fixed/floating	ended June	September 30,	As of June 30,	As of September
Loan	rate	30, 2007	2006	2007	30, 2006
		%	%
EUR	Floating rate	4.5-5.0	3-4	99.6	65.6
DKK	Floating rate	4.5-5.5	3-4	11.0	3.3
SEK	Floating rate	3.5-4.5	2-3	3.0	2.0
NOK	Floating rate	4.0-5.5	3-4	12.8	3.1
USD	Floating rate	6	5-6	3.6	9.0
PLN	Floating rate	5.0-5.5	4.5-5.5	27.1	2.9
CHF	Floating rate	2.5-3.5	1.5-2.5	1.6	0.6
GBP	Floating rate	6.0-6.5	—	0.6	0

				159.3	86.5

Notes to Unaudited Consolidated Financial Statements of Dangaard Telecom A/S (continued)
For bank loans that fall due for payment within one year after June 30, 2007 the nominal value is considered equivalent to fair value.
Bank loans presented as non-current liabilities are in EUR and with a floating rate of 5.0 – 5.7% for the nine month period ended June 30, 2007.
Bank loans presented as non-current liabilities are in EUR and with a floating rate of 3 – 4% for the year ended September 30, 2006.
The effective rates of interest are stated as per the balance sheet date.
(5) Contingent liabilities and securities
Rental and operational leasing commitments as of June 30, 2007
The Group has assumed commitments for EUR 27.9 million with respect to rental commitments (EUR 25.2 million) and leasing of operating equipment, primarily cars (EUR 2.7 million).
The recognized rental and operational leasing installments were EUR 3.8 million for the nine months ended June 30, 2007 (EUR 3.2 million for the nine months ended June 30, 2006).
The future rental and operational leasing payments are distributed as follows:

	Less than	Between 1 and 5	More than 5
	1 year	years	years	Total
Rental payments	EUR 3.2 million	EUR 12.0 million	EUR 10.0 million	EUR 25.2 million
Operational leasing payments	EUR 1.4 million	EUR 1.3 million	EUR 0 million	EUR 2.7 million
Rental and operational leasing commitments as of September 30, 2006
The Group has assumed commitments for EUR 14.6 million with respect to rental commitments (EUR 11.8 million) and leasing of operating equipment, primarily cars (EUR 2.8 million).
The future rental- and operational leasing payments are distributed as follows:

	Less than	Between 1 and 5	More than 5
	1 year	years	years	Total
Rental payments	EUR 2.9 million	EUR 5.7 million	EUR 3.2 million	EUR 11.8 million
Operational leasing payments	EUR 1.4 million	EUR 1.4 million	EUR 0 million	EUR 2.8 million
Lawsuits
     The Group is party to some lawsuits. The Executive and Supervisory Boards are of the opinion that decisions on or continuation of these lawsuits will not materially effect the financial position in excess of what is recognized in the balance sheet under receivables and liabilities as of June 30, 2007.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth fees and expenses payable by the registrant, other than underwriting discounts and commissions, in connection with the preparation of this registration statement and the issuance and distribution of the common stock being registered hereby. Except for the first item, all of the amounts shown are estimates.

SEC registration fees	$64.95
Legal fees and expenses	$20,000
Accounting fees and expenses	$55,000
Miscellaneous expenses	$5,000

Total	$80,064.95

Item 15. Indemnification of Directors and Officers.
     The Indiana Business Corporation Law (“IBCL”) provides that a corporation may indemnify any individual made a party to a proceeding (including a proceeding by or in the right of the corporation) because the individual is or was a director, officer, employee or agent of the corporation against liability incurred in the proceeding if the individual acted in good faith and reasonably believed (i) in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the corporation’s best interests and (ii) in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests. In the case of any criminal proceeding, the individual must have also had either reasonable cause to believe the conduct was lawful or no reasonable cause to believe that it was unlawful. In addition, Section 23-1-37-9 and Section 23-1-37-13 provide that a corporation, unless limited by its articles of incorporation, must indemnity a director or officer who was wholly successful in the defense of any proceeding to which the director or officer was a party because the director or officer is or was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.
     Section 23-1-35-1(e) of the IBCL provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director’s office in compliance with Section 23-1-35-1 and the breach or failure to perform constitutes willful misconduct or recklessness. Subject to this standard, Section 23-1-35- 4 provides that a director who votes or assents to distributions in violation of the IBCL or the articles of incorporation is personally liable to the corporation for the amount of the illegal distribution and is entitled to contribution from the other directors who voted for or assented to such distribution and the shareholders who received the distribution.
     Article VI of the registrant’s Articles of Incorporation outlines the necessary factors for compliance with Section 23-1-35-1 of the IBCL. In addition, Article VII of the registrant’s Articles of Incorporation and Article XX of the By-Laws of the registrant provide in substance that, to the fullest extent permitted by Indiana law, each director and officer shall be indemnified by the registrant against reasonable costs and expenses, including attorneys fees, and any liabilities which may be incurred in connection with any action to which he may be made a party by reason of having been a director or officer of the registrant.
     The indemnification provided by the registrant’s By-Laws is not deemed exclusive of or in any way to limit any other rights which any person seeking indemnification may be entitled.
     The registrant has also entered into certain agreements wherein it has agreed, subject to certain limitations, to indemnify its officers and directors for judgments, fines, assessments, interest and other charges they may incur as a party, witness or other participant in any threatened, pending or completed actions, suits or proceeding by reason of their acting as an officer, director, employee or agent of the registrant or any of its subsidiaries, provided that the indemnified party acted in good faith in a manner such person believed to be in or not opposed to the best interests of the registrant and, with respect to certain matters, had no reasonable cause to believe that his conduct was unlawful. The agreements also provide that upon a “change of control” of the registrant, as defined in the agreements, the registrant will be required to designate and set aside certain funds for possible future payments of the indemnified parties pursuant to the agreements.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
     The Registrant maintains directors’ and officers’ liability insurance, the effect of which is to indemnify directors and officers of Registrant and its subsidiaries against certain losses.
Item 16. Exhibits.

Number	Exhibit Title

1.1	Employment Agreement dated February 23, 2006 between Brightpoint Asia Limited and John Alexander Du Plessis Currie+ (1)

1.2	Restricted Stock Award Agreement dated February 23, 2006 between Brightpoint, Inc. and John Alexander Du Plessis Currie+ (1)

4.1	Restated Articles of Incorporation of Brightpoint, Inc. (formerly Brightpoint Indiana Corp.)(2)

4.2	Amended and Restated By-Laws of Brightpoint, Inc. (formerly Brightpoint Indiana Corp.)(2)

4.3	Rights Agreement, dated as of February 20, 1997, between the Company and Continental Stock Transfer and Trust Company, as Rights Agent(3)

4.4	Amendment Number 1 to the Rights Agreement (the “Agreement”) by and between Brightpoint, Inc. (the “Company”) and Continental Stock Transfer & Trust Company, as Rights Agent, appointing American Stock Transfer & Trust Company dated as of January 4, 1999(4)

4.5	Amendment Number 2 to the Rights Agreement (the “Agreement”) by and between Brightpoint, Inc. (the “Company”) and American Stock Transfer & Trust Company, as Rights Agent, dated as of April 12, 2004(5)

Number	Exhibit Title

5.1 *	Opinion of Ice Miller LLP

23.1 *	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm of Brightpoint, Inc.

23.2 *	Consent of KPMG C. Jespersen, Statsautoriseret Revisionsinteressentskab (Partnership of State Authorized Public Accountants), Independent Accountants of Dangaard Telecom A/S

23.3 *	Consent of Ice Miller LLP (included in Exhibit 5.1)

24 *	Power of Attorney (included on the signature page of the Registration Statement).

*	Filed herewith.

+	Denotes management compensation plan or agreement.

(1)	Incorporated by reference to the applicable exhibit filed with the Company’s Quarterly Report on Form 10-Q filed May 9, 2006 for the quarter ended March 31, 2006.

(2)	Incorporated by reference to the applicable exhibit filed with the Company’s Current Report on Form 8-K filed June 3, 2004 for the event dated June 3, 2004.

(3)	Incorporated by reference to the applicable exhibit filed with the Company’s Current Report on Form 8-K, filed March 28, 1997 for the event dated February 20, 1997.

(4)	Incorporated by reference to the applicable exhibit filed with the Company’s Form 10-K for the fiscal year ended December 31, 1998.

(5)	Incorporated by reference to the applicable exhibit filed with the Company’s Current Report on Form 8-K filed April 16, 2004 for the event dated April 12, 2004
Item 17. Undertakings
The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
provided, however, that clauses (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act to any purchaser:
     (i) If the Registrant is relying on Rule 430B:
(a)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

     (ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (5) that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.
     (6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.
     (7) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plainfield, State of Indiana, on the 19th day of November 2007.

BRIGHTPOINT, INC.

By:	/s/ Robert J. Laikin
Robert J. Laikin President and Chief Executive Officer
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert J. Laikin and Steven E. Fivel his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-3 of Brightpoint, Inc., including any and all post-effective amendments to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert J. Laikin	Chairman of the Board, Chief	November 19, 2007
Robert J. Laikin	Executive Officer and Director
(Principal Executive Officer)

/s/ Anthony W. Boor	Executive Vice President, Chief	November 12, 2007
Anthony W. Boor	Financial Officer and Treasurer
(Principal Financial Officer)

/s/ Vincent Donargo	Vice President, Corporate Controller,	November 12, 2007
Vincent Donargo	Chief Accounting Officer
(Principal Accounting Officer)

/s/ Eliza Hermann	Director	November 12, 2007
Eliza Hermann

/s/ Jorn P. Jensen	Director	November 12, 2007
Jorn P. Jensen

/s/ Thorleif Krarup	Director	November 18, 2007
Thorleif Krarup

/s/ Jan Gesmar-Larsen	Director	November 12, 2007
Jan Gesmar-Larsen

/s/ Marisa E. Pratt	Director	November 12, 2007
Marisa E. Pratt

/s/ Richard W. Roedel	Director	November 12, 2007
Richard W. Roedel

/s/ Jerre L. Stead	Director	November 12, 2007
Jerre L. Stead

/s/ K.P. Wilska	Director	November 19, 2007
K.P. Wilska